November 29, 2010

VIA EDGAR AND FACSIMILE

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Granite Construction Incorporated
Form 10-K for the fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated November 2, 2010 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”). Based on our November 8, 2010 communication with you, this response should be considered timely. For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates, page 22,

Valuation of Real Estate Held for Development and Sale page 23

1.
We note that your real estate development activities are greatly affected by the strength of the real estate industry, which is currently undergoing a difficult period.  We also note that the amount of real estate held for development has become significant and continues to grow.  In future filings please expand these disclosures to provide more details about your real estate held for development and your impairment reviews.  Specifically:

-	Considering the current business environment, disclose the actual and ongoing impairment reviews, which we assume may be quarterly;

-	Explain how and at what level you group real estate for determining triggering events and impairment reviews;

-	Consider quantifying the number of asset groups and the number for which you performed impairment reviews in each period;

-	Identify and quantify the geographic areas of your real estate held for development.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings, as applicable. Please note that in our report on Form 10-Q filed on November 9, 2010 (the “Q3 2010 10-Q”), we added the following information to Note 8 of the Notes to the Condensed Consolidated Financial Statements to address the above items:

•
On a quarterly basis the carrying amount of each real estate development project is reviewed in accordance with Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, and Equipment, to determine if impairment charges should be recognized. The review of each project includes an evaluation of entitlement status, market conditions, existing offers to purchase, cost of construction, debt load, development schedule, status of joint venture partners and other factors specific to each project to determine if events or changes in circumstances indicate that a project’s carrying amount may not be recoverable. If events or changes in circumstances indicate that a project’s carrying amount may not be recoverable, the undiscounted future cash flows are estimated and compared to the project’s carrying amount.  In the event that the estimated undiscounted future cash flows are not sufficient to recover the carrying amount of a project, it is written down to its estimated fair value.

•	The number of projects, by type and geographic location, of our real estate held for development and sale.

In addition to the above, we included a reference to Note 8 in Item 2 of Part I, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the Enterprise Improvement Plan section.

We note for the Staff that, as disclosed in Note 8 of the Notes to the Condensed Consolidated Financial Statements in the Q3 2010 10-Q, each real estate development project is reviewed individually, rather than in a group, for impairment in accordance with ASC Topic 360, Property, Plant, and Equipment.

We also note, as disclosed in Note 7 of the Notes to the Consolidated Financial Statements in the 2009 10-K, that our real estate held for development and sale increased $72.5 million as a result of two entities that were consolidated during the years ended December 31, 2009 and 2008 upon changes of the primary beneficiaries. Our real estate held for development and sale is expected to decrease beginning with the fourth quarter of 2010. As disclosed in Notes 8 and 18 of the Notes to the  Condensed Consolidated Financial Statements and in Item 2 of Part I of the Q3 2010 10-Q, our work in progress on an Enterprise Improvement Plan includes new business plans to orderly divest of our real estate investment business. During the fourth quarter of 2010, we expect to finalize business plans that are expected to result in changes to estimated cash flows of certain projects of Granite Land Company’s real estate portfolio. In addition, we disclosed the estimated impairment and restructuring charges related to the Enterprise Improvement Plan and that implementation of the plan is expected to result in impairment charges related to approximately one-third of our real estate projects. We also disclosed that an evaluation of factors specific to the remaining two-thirds of the projects is expected to result in no events or changes in circumstances that would indicate the carrying amounts of these projects may not be recoverable. (See page 28 of the Q3 2010 10-Q.)

In future filings, if any of your asset groupings have estimated fair values that are not substantially in excess of the carrying value and if the fair value of the asset grouping(s), in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders’ equity, please provide the following additional disclosures for each of these groupings in future filings:

•	Identify the asset group and the amount of carrying value;

•	Quantify the percentage by which fair value exceeds the carrying value;

•	Provide a description of the assumptions that drive the estimated fair value;

•
Provide a discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your real estate held for development, please disclose this determination in future filings.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings, as applicable.

We note for the Staff that, as mentioned above and disclosed in Notes 8 and 18 of the Notes to the Condensed Consolidated Financial Statements and in Item 2 of Part I of the Q3 2010 10-Q, the implementation of the Enterprise Improvement Plan is expected to result in impairment charges related to approximately one-third of our real estate projects. In addition, we disclosed that an evaluation of entitlement status, market conditions, existing offers to purchase, cost of construction, debt load, development schedule, status of joint venture partners and other factors specific to the remaining two-thirds of the projects, is expected to result in no events or changes in circumstances that would indicate the carrying amounts of these projects may not be recoverable. (See page 28 of the Q3 2010 10-Q.)

In the second bullet above, the Staff has requested in future filings that we disclose the percentage by which fair value exceeds carrying value. As required by ASC Topic 360, Property, Plant, and Equipment, we record impairment charges for each real estate project that has a fair value equal to or less than carrying value. However, we do not estimate the fair value of real estate projects when there are no events or changes in circumstances that would indicate that the carrying amounts may not be recoverable.

We will continue to include information relating to recoverability and impairment charges in our future filings, as applicable.

With regard to the last three bullets above, we note for the Staff that there has been no change to the disclosure that was included in Note 1 of the Notes to the Consolidated Financial Statements in the 2009 10-K that would require an update to our quarterly reports on Form 10-Q during 2010. This disclosure was as follows:

•
Fair value is estimated based on the expected future cash flows attributable to the asset or group of assets and on other assumptions that market participants would use in determining fair value, such as market discount rates, transaction prices for other comparable assets, and other market driven data. Our estimates of cash flows may differ from actual cash flows due to, among other things, fluctuations in interest rates, decisions made by jurisdictional agencies, economic conditions, or changes to our business operations.

We will continue to include this information in our future annual filings, as applicable.

We also note that you have substantial amounts of property, plant and equipment.  However you do not consider your impairment reviews of these assets to be critical.  Please also provide all of the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity.  Explain how you group PP&E for impairment assessments.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

We acknowledge the Staff’s comment. However, we do not consider our impairment review of property, plant and equipment to be critical or at risk of having a material impact on our operating results or total shareholders’ equity.

We note for the Staff that for purposes of the property, plant and equipment impairment review, we group assets at a regional level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets. We review property and equipment for impairment in accordance with ASC Topic 360, Property, Plant, and Equipment and have determined that there were no events or changes in circumstances that would indicate the carrying amounts of our regional asset groups may not be recoverable. In addition, considering the historical and current estimated future results of our regional asset groups, we do not anticipate recognizing any material impairment in the foreseeable future except as described below.

We also note for the Staff that if we determine to sell individual property or equipment within a regional asset group, we evaluate the individual asset for impairment, in accordance with ASC Topic 360, Property, Plant, and Equipment.  As disclosed in Note 18 of the Notes to the Condensed Consolidated Financial Statements and in Item 2 of Part I of the Q3 2010 10-Q, our work in progress on our Enterprise Improvement Plan includes the expectation that certain materials related fixed assets will be sold within the next 12 months, resulting in non-cash impairment charges, most of which will be recorded in the fourth quarter of 2010. We expect to include disclosure around any such assets and the related impairment charges in our annual report on Form 10-K for the fiscal year ending December 31, 2010.

In connection with our response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Vice President and
Chief Financial Officer

cc:        Tracey McKoy, Staff Accountant, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit Committee, Granite Construction Incorporated
Michael A. Jerome, PricewaterhouseCoopers LLP
Terry Eller, Vice President, General Counsel and Secretary, Granite Construction Incorporated